CENTARUS LEGAL SERVICES P.C.
Attorneys & Legal Consultants
1900 E. Golf Road, Suite 950, Schaumburg, IL 60173
TELEPHONE: (866) 312-5711
FACSIMILE: (847) 232-3370

March 31, 2022

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re: Oasis Real Estate Investments 1, LLC

Offering Statement on Form 1-A

Filed January 27, 2022 File No. 024-11790

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement.  We have made changes to the offering statement and subscription agreement in additional to providing addition information to address your comments in your letter.  Please see below for responsive comments to you letter.

Form 1-A filed on January 27, 2022

General

1.Please provide the disclosure required by Industry Guide 5 or advise.  In particular, provide the prior performance narrative and prior performance tables required by Item 8. Refer also to CF Disclosure Guidance Topic No. 6.

The principal bios of the Manager have been revised.

2.Please revise your offering statement to address inconsistencies.

We have revised the offering statement to address any inconsistencies.

3.We note that you are a blind-pool company with no current assets or operations.  Please disclose the basis for the 8% preferred return.  Additionally, we note your disclosure on page 53 that you may distribute additional units in lieu of making cash distributions. Please revise the offering circular to provide a reasonable estimate of the maximum number of units you may offer in lieu of cash payments.

Information has been added to address the basis for the 8% preferred return.  The issuer has decided to remove the right to distribute more units in lieu of cash distributions.

4.We note your disclosure on page 18 that you intend to enter into arrangements with certain members that will contain more favorable fee and expense terms and/or create preferences, priorities or other rights for such members.  You also disclose that you may offer certain members additional or different information or reports than that provided to the other members of the Company and that such information may provide greater insights into the company’s activities than is included in the reports provided to the other members, thereby enhancing the recipient’s ability to make investment decisions with respect to the company.  Finally you disclose that "subject to applicable law, neither the Company nor the Manager is required to disclose the existence or terms of any such agreements to any other Member or to offer the terms of any such agreements to any other Member."  It appears that such proposed actions may create liability for the company and its affiliates under Section 12(a)(2) of the Securities Act and the antifraud provisions of the federal securities laws.  Please disclose in greater detail how such arrangements, information and reports may differ and provide a legal analysis regarding how such actions would comply with "applicable law."

The issuer has decided to remove the right to enter into side letter with certain members.

5.We note the subscription agreement includes an indemnification provision in Section 7.11.  Please include disclosure in the offering circular, including risk factor disclosure, to specify the types of actions subject to indemnification and clarify whether the provision is intended to apply to claims under the federal securities laws.

A risk factor has been added to address this.

6.Please file your most recent limited liability company agreement as an exhibit or advise. The exhibit reflects only the Class A Units owned by persons purchasing such units in the private placement.

The current limited liability company agreement has been filed as an exhibit.

Offering Summary, page 10

7.Please delete your qualifications of the terms in the offering circular and disclose the material provisions of your operating agreement, such as voting rights.

Information has been removed and/or added as requested.

Risk Factors, page 16

8.We note that your subscription agreement and limited liability company agreement each contain a jury trial waiver provision.  Please revise the offering circular to address the following:

The waiver of jury trial has been removed.

9.Please revise your risk factor disclosure to describe the issues investors may face as a result of receiving a Schedule K-1.  In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.

A risk factor has been added to address this.

10.In your arbitration risk factor, please clarify whether the arbitration provision applies to purchasers in secondary transactions.

Disclosure has been added to address this.

Executive Summary, page 43

11.We note your disclosure that "a deal has been agreed" to purchase 35 apartment buildings.  Please describe the material terms of the agreement and disclose whether you have entered into a contract to acquire this portfolio.  File the contract in accordance with Item 17(6) of Form 1-A.  Disclose how you determined that you are acquiring these properties "below market value"  and how the properties generate "over 7 figures annually."  Please also provide the disclosure required by Items 13, 14, and 15 of Form S11.

The executive summary has been revised.

12.We note that you are located in California, and your manager is a Wyoming LLC.  Please advise how you plan to manage the properties located in Chicago.  If you plan to rely on a property management company based in Chicago, disclose whether you will be responsible for paying this entity or whether this entity will be paid from compensation paid to your manager.

Information has been added regarding property management.

13.We note your disclosure that you will be able to acquire and refurbish properties at below market rates and sell them at market rates.  Please disclose the basis for this assertion or clarify that this is your plan.

Term and Removal of the Manager, page 46

14.Please disclose in this section of the filing that the limited liability company agreement permits removal of your manager for cause and define "cause."

Disclosure has been added to address this.

Management Compensation, page 47

15.Pleas clarify the distribution amount per Class B Unit that management is entitled to receive.

Disclosure has been added to address this.  However, please not that it is not possible to determine the exact amount of certain distributions to the Manager.

MD&A, page 48

16.In your risk factors, you disclose your anticipated "Debt Financing."  Please describe whether you have arranged debt financing and, if so, disclose the material terms of such financing.  Additionally, your limited liability company agreement reflects that the company issued Class A Units for $1,000,000 in a private placement.  Please describe in this section or advise.

Clarifying language has been added in addition to a revision to the limited liability company agreement.

Manager or Affiliates of the Manager as a Member, page 51

17.Please disclose the circumstances under which the manager may determine to have the company accept its investment while rejecting the investments of others.  We also note your disclosure that management may redeem Class A units on the same terms as members.  Please clarify what right members have to seek redemption of their units.

The right has been removed at the request of the issuer.

February

Description of Class A Units and Summary of Operating Agreement, page 52

17.We note your description of the power of attorney in Section 2.13 of your charter.  Please revise your disclosure to describe this power of attorney, any limits, and add risk factor disclosure as appropriate.

Disclosure has been added to address this.

Principal Members, page 52

18.Please provide the disclosure required by Item 403 of Regulation S-K for ownership of the Class A Units.

Disclosure has been added to address this.

Financial Statements, page 67

20.We note your disclosure that you have an opportunity to acquire a real estate portfolio consisting of 35 apartment buildings with 110 doors.

•Please tell us and revise your filing to disclose if you determined that this acquisition is probable or not probable.  Within your response, please provide a detailed analysis regarding your conclusion.

•To the extent you have determined this acquisition is probable, please tell us how you determined it was not necessary to provide financial statements of the real estate portfolio and not necessary to provide pro forma financial information reflecting your expected acquisition of the real estate portfolio.  With respect to the determination of the need for financial statements, your response should also address your consideration of whether or not the real estate portfolio is a predecessor. Refer to Part F/S of Form 1-A for financial statements requirements.

The issuer has included a spreadsheet of the full Real Estate Portfolio and it’s financials provided by the portfolio’s current owner (Please see Exhibit 99A).

Additionally, the issuer has provided a pro forma for the real estate portfolio as well. (Please see Exhibit 99B).

21.We note your disclosure on page 64, which appears to indicate that your fiscal year ends on August 31.  However, on page 55, your disclosure indicates that you have a December 31 year end.  Please tell us and revise your filing to clarify your fiscal year end.  Additionally, to the extent your fiscal year end is December 31, please tell us how you determined it was appropriate to present financial statements for the period from inception (November 18, 2021) through January 10, 2022, as this period includes parts of two fiscal years.

We have made the date of the fiscal year consistent. Additional revisions were made to the financial statements to address this.

Notes to Financial Statements Note 3. Subsequent Events, page F-6

22.We note your statement that you are in the process of obtaining SEC approval to operate. Please revise your filing to remove this reference.

This reference has been removed.

Exhibits

23.Please amend your offering circular to provide a written consent from your auditor as an exhibit.  Reference is made to Item 17 of Form 1-A.

The written consent of the auditor has been added as an exhibit.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

Centarus Legal Services, PC

/s/ Centarus Legal Services, PC